EXHIBIT 99.1
                                                                    ------------

                                                               [GRAPHIC OMITTED]
                                                       [LOGO - ARC ENERGY TRUST]

NEWS RELEASE
FOR IMMEDIATE RELEASE
SEPTEMBER 1, 2005
--------------------------------------------------------------------------------

        ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE SEPTEMBER 2005
             INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, SEPTEMBER 1, 2005 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.78143 to 1.79533. Such increase will be effective on September 15, 2005.

The following are the details on the calculation of the Exchange Ratio:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Exchange
                             Opening      ARC Energy       10 day Weighted    Increase in    Effective Date of the        Ratio as
Record Date of ARC Energy   Exchange        Trust          Average Trading     Exchange    Increase in Exchange Ratio        of
    Trust Distribution        Ratio      Distribution      Price of AET.UN     Ratio **                                   Effective
                                           per Unit     (Prior to the end of                                                Date
                                                             the Month)
------------------------------------------------------------------------------------------------------------------------------------
     August 31, 2005         1.78143        $0.17              21.7902          0.01390        September 15, 2005         1.79533
------------------------------------------------------------------------------------------------------------------------------------

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit multiplied by the opening exchange ratio by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600             Fax: (403) 509-6417

                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                           2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9